SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Anterix Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03676C100
(CUSIP Number)

Eleazer Klein, Esq.
Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON OWL CREEK I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 160,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS OWL CREEK II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,191,089
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS OWL CREEK OVERSEAS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,340,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,340,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,340,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS OWL CREEK SRI MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 186,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS OWL CREEK CREDIT OPPORTUNITIES MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 582,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 582,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 582,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS OWL CREEK SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 790,050
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 790,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 790,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,723,537
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,723,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,723,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ASSET MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,251,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,251,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,251,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 10 of 13 Pages

1	NAME OF REPORTING PERSONS JEFFREY A. ALTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,251,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,251,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,251,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 11 of 13 Pages

This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D filed on August 30, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed on October 9, 2019 ("Amendment No. 1"), as amended by Amendment No. 2 to the Original Schedule 13D filed on October 21, 2019 ("Amendment No. 2"), as amended by Amendment No. 3 to the Original Schedule 13D filed on March 17, 2020 ("Amendment No. 3") and as amended by Amendment No. 4 to the Original Schedule 13D filed on May 15, 2020 ("Amendment No. 4" together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Anterix Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4 and 5(a)-(c) as set forth below.

Item 4.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Items 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believe that the Common Stock reported herein represents an attractive investment opportunity.

On July 20, 2020, the Issuer announced the nomination of 8 persons to serve on the Issuer’s board of directors (the “Board”), subject to approval by the Issuer’s shareholders at a meeting scheduled for September 2020. The Issuer’s proposed slate of directors includes three new nominees who are not currently members of the Board, Les Daniels and Hamid Akhavan, two independent nominees, and Robert Schwartz, Issuer’s CEO. Over the past few months, the Reporting Persons have had cooperative discussions with the Issuer regarding the composition of the Board and the potential Board nominees. The Reporting Persons support the proposed slate of directors, including new Director Greg Pratt who joined the Board in June of this year, and the addition of Messrs. Daniels, Akhavan and Schwartz to the Board given their backgrounds and industry experience.

The Reporting Persons and the Issuer expect to continue to have cooperative discussions exploring a mutual interest about the composition of the Board in the future. In addition to the above, the Reporting Persons and their affiliates and representatives have engaged and expect to continue to engage in cooperative discussions with management and the Board concerning ways to work together with the Issuer to achieve its strategic objectives. The Reporting Persons and their affiliates also intend in the future to discuss ways to maximize shareholder value, including, without limitation, matters concerning the Issuer’s business, operations, board composition, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any of the foregoing persons or other persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 12 of 13 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to its investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entireties by the following:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 17,206,806 shares of Common Stock outstanding as of May 15, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020, filed with the Securities and Exchange Commission on May 28, 2020.

(b)       See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       The transactions in the shares of Common Stock by the Reporting Persons during the last 60 days are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 03676C100	SCHEDULE 13D/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2020

JEFFREY A. ALTMAN

/s/ Jeffrey A. Altman
Jeffrey A. Altman, (i) individually, (ii) as managing member of Owl Creek Advisors, LLC, (x) for itself and (y) as general partner of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Credit Opportunities Master Fund, L.P. and Owl Creek Special Situations Fund, L.P. and (iii) as managing member of the general partner of Owl Creek Asset Management, L.P., (x) for itself and (y) as investment manager to Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd., Owl Creek Credit Opportunities Master Fund, L.P. and Owl Creek Special Situations Fund, L.P.